November 24, 2003

U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington,  DC  20549

Re:   Registration Statement on Form S-4 (Registration No. 333-103084)
         filed by Resource America, Inc.

Dear Sir/Madam:

Resource America, Inc. hereby applies to withdraw the above-referenced registration statement because it has decided not to go forward with the exchange offer described therein. No securities were sold in connection with the registration statement.

Sincerely yours,

/s/  Steven J. Kessler
Steven J. Kessler
Chief Financial Officer